UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-36397

Weibo Corporation

(Registrant’s Name)

8/F, QIHAO Plaza, No. 8 Xinyuan S. Road

Chaoyang District, Beijing 100027

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Loan Facility

On August 22, 2022, Weibo Corporation signed a five-year US$1.2 billion term and revolving facilities agreement with a group of 23 arrangers. The facilities consist of a US$900 million five-year bullet maturity term loan and a US$300 million five-year revolving facility. The proceeds from the facilities will be used for refinancing of existing indebtedness, general corporate purposes and payment of transaction related fees and expenses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEIBO CORPORATION

Date: August 22, 2022	By:	/s/ Fei Cao
Fei Cao
Chief Financial Officer

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